# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Compass Minerals International Inc., CIK 0001227654
CUSIP: 20451N101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9900 West 109th Street, Suite 100, Overland Park, Kansas (KS), 66210
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0002021298

## Reporting persons
- M Partners Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,289,834; sole dispositive power 0; shared dispositive power 2,289,834; aggregate amount beneficially owned 2,289,834 (5.49% of the class)
- M Partners Fund (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,289,834; sole dispositive power 0; shared dispositive power 2,289,834; aggregate amount beneficially owned 2,289,834 (5.49% of the class)
- Ali John Mirshekari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,289,834; sole dispositive power 0; shared dispositive power 2,289,834; aggregate amount beneficially owned 2,289,834 (5.49% of the class)
  Comment: M Partners Fund LP is a Delaware limited partnership whose sole general partner is M Partners Fund (GP) LLC. The managing member of M Partners Fund (GP) LLC is Ali John Mirshekari. As a result, Ali John Mirshekari is deemed to be the indirect owner of the shares held directly by M Partners Fund LP. Despite such shared beneficial ownership, the Reporting Persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934.
  
  Based on the 41,688,657 shares of common stock, $0.01 par value per share, outstanding as of August 7, 2025, as reported in the Form 10-Q for the quarterly period ended June 30, 2025, of Compass Minerals International, Inc.

## Item 1. Issuer
Name of issuer: Compass Minerals International Inc.
Address of issuer's principal executive offices: 9900 West 109th Street Suite 100 Overland Park, KS, 66210

## Item 2. Person Filing
Name of person filing: This Schedule is filed by M Partners Fund LP, M Partners Fund (GP) LLC and Ali John Mirshekari.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 24 Shipyard Drive, Suite 102, Hingham, MA 02043.
Citizenship:
M Partners Fund LP is a Delaware limited partnership.
M Partners Fund (GP) LLC is a Delaware limited liability company.

Ali John Mirshekari is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,289,834
Percent of class: 5.49%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,289,834
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,289,834

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M Partners Fund LP: /s/ Ali John Mirshekari, Ali John Mirshekari, Managing Member of M Partners Fund (GP) LLC (11/18/2025)
- M Partners Fund (GP) LLC: /s/ Ali John Mirshekari, Ali John Mirshekari, Managing Member (11/18/2025)
- Ali John Mirshekari: /s/ Ali John Mirshekari, Ali John Mirshekari (11/18/2025)